EXHIBIT 2.01

AGREEMENT AND PLAN OF MERGER

Dated August 28, 2008

The parties to this Agreement and Plan of Merger are Park City Group, Inc. (the “Parent”), a Nevada corporation, PAII Transitory Sub, Inc. (the “Sub”), a Delaware corporation and wholly owned subsidiary of Parent, Prescient Applied Intelligence, Inc. (the “Company”), a Delaware corporation, and Randy Fields, an individual who serves as the Chairman and CEO of Parent (“Fields”).

The board of directors of each of the Parent, the Sub, and the Company have approved, and deem it advisable and in the best interests of its respective shareholders, to consummate the acquisition of the Company by the Parent by way of the merger (the "Merger") of the Sub with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and this Agreement.

Concurrent with the execution of this Agreement, Parent has purchased an aggregate of 715.96 shares, and intends to purchase in a separate transaction 382.536 shares (collectively, the “Privately Purchased Shares”) of the Company’s Series E Convertible Preferred Stock, par value $.001 per share, pursuant to separate securities purchase agreements between and among the Parent and the holders of such shares.

Accordingly, the parties agree as follows:

ARTICLE I

THE MERGER

Section  1.1                                The Merger.                                At the Effective Time (as defined in Section 1.2), the Sub shall be merged with and into the Company, in accordance with the DGCL, at which time the separate existence of the Sub shall cease, and the name of the Company, as the surviving corporation in the Merger (the "Surviving Corporation"), shall remain “Prescient Applied Intelligence, Inc.” The Merger will have the effects set forth in the DGCL.

Section  1.2                                Effective Time of the Merger.  The Merger will become effective upon the later of (a) the filing of a properly executed certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware (the "Department of State") in accordance with the DGCL, or (b) such later date and time as may be set forth in the Certificate of Merger (the "Effective Time").

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ARTICLE II

THE SURVIVING CORPORATION

Section  2.1                                Certificate of Incorporation.  The certificate of incorporation of the Sub in effect at the Effective Time will be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with its terms and as provided in the DGCL.

Section  2.2                                Bylaws.  The by-laws of the Sub in effect at the Effective Time will be the by-laws of the Surviving Corporation, until thereafter amended in accordance with its terms and as provided in the certificate of incorporation and the DGCL.

Section  2.3                                Directors and Officers of Surviving Corporation

(a)           The directors of the Sub at the Effective Time will be the initial directors of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the certificate of incorporation and by-laws of the Surviving Corporation or as otherwise provided by law.

(b)           The officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the certificate of incorporation and by-laws of the Surviving Corporation or as otherwise provided by law.

ARTICLE III

CONVERSION OF SHARES

Section  3.1                                Conversion of Shares

(a)           Subject to Sections 3.2 and 3.3, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of shares of common stock, par value $.001 per share, of the Company (collectively, the "Common Shares"), each Common Share  issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 3.3) and other than Common Shares owned by the Parent or the Sub) (the “Outstanding Common Shares”) will be converted into the right to receive $.055 (the “Merger Consideration Per Common Share”) in cash and without interest upon surrender of the certificate formerly evidencing such Common Shares.  From and after the Effective Time, all Outstanding Common Shares shall no longer be outstanding and shall be deemed to be cancelled and retired and shall cease to exist, and each holder of a certificate evidencing Outstanding Common Shares shall cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration Per Common Share in respect of those Shares, without interest, upon the surrender of such certificate in accordance with Section 3.2 or as otherwise provided by law.

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(b)           Subject to Sections 3.2 and 3.3, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of shares of Series E Convertible Preferred Stock, par value $.001 per share, of the Company (collectively, the "Series E Shares"), each Series E Share issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 3.3) and other than any Series E Shares owned by the Parent or the Sub) (the “Outstanding Series E Shares”) will be converted into the right to receive $4,098.00 (the “Merger Consideration Per Series E Share”) in cash and without interest upon surrender of the certificate formerly evidencing such Series E Shares.   From and after the Effective Time, all converted Series E Shares shall no longer be outstanding and shall be deemed to be cancelled and retired and shall cease to exist, and each holder of a certificate evidencing converted Series E Shares shall cease to have any rights with respect to such Series E Shares, except the right to receive the Merger Consideration Per Series E Share in respect of those Series E Shares, without interest, upon the surrender of such certificate in accordance with Section 3.2 or as otherwise provided by law.  In connection with the Merger, the Certificate of Designation of the Relative Rights and Preferences of the Series E Convertible Preferred Stock shall be amended to provide that the Merger Agreement shall govern the powers, designation and preferences of the Series E Convertible Preferred Stock in the event the Merger is consummated.

(c)           Subject to Sections 3.2 and 3.3, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of shares of Series G Convertible Preferred Stock, par value $.001 per share, of the Company (collectively, the "Series G Shares"), each Series G Share  issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 3.3) and any Series G  Shares owned by the Parent or the Sub) (the “Outstanding Series G  Shares”) will be converted into the right to receive $1,136.36 (the “Merger Consideration Per Series G Share” and together with the Merger Consideration Per Common Share and the Merger Consideration Per Series E Share, the “Merger Consideration”) in cash and without interest upon surrender of the certificate formerly evidencing such Series G Shares.  From and after the Effective Time, all converted Series G Shares shall no longer be outstanding and shall be deemed to be cancelled and retired and shall cease to exist, and each holder of a certificate evidencing converted Series G Shares shall cease to have any rights with respect to such Series G Shares, except the right to receive the Merger Consideration Per Series G Share in respect of those Series G Shares, without interest, upon the surrender of such certificate in accordance with Section 3.2 or as otherwise provided by law.  In connection with the Merger, the Certificate of Designation of the Relative Rights and Preferences of the Series G Convertible Preferred Stock shall be amended to provide that the Merger Agreement shall govern the powers, designation and preferences of the Series G Convertible Preferred Stock in the event the Merger is consummated

(d)           Each share of capital stock owned by the Company (or held in the treasury of the Company) or by the Parent or Sub immediately prior to the Effective Time will be cancelled and retired.

(e)           Each share of common stock, par value $0.01 per share, of the Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

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Section  3.2                                Exchange of Certificates   The procedures for exchanging Outstanding Common Shares for the Merger Consideration Per Common Share, Outstanding Series E Shares for the Merger Consideration Per Series E Share, and Outstanding Series G Shares for the Merger Consideration Per Series G Share pursuant to the Merger are as follows:

(a)           Exchange Agent.  At or prior to the Effective Time, the Parent shall deposit or cause to be deposited $4,787,833 (or such greater amount as shall be necessary to consummate the Merger and pay the full amount of the Merger Consideration) in immediately available funds with Computershare Trust or another bank or trust company selected by the Buyer and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Common Shares, the Series E Shares and the Series G Shares outstanding immediately prior to the Effective Time, for payment through the Exchange Agent in accordance with this Section 3.2, which amount will be sufficient to make payment of the Merger Consideration Per Common Share, the Merger Consideration Per Series E Share, and the Merger Consideration Per Series G Share pursuant to Section 3.1 in exchange for all of the Outstanding Common Shares, Outstanding Series E Shares, and Outstanding Series G Shares (the “Exchange Fund”).

(b)           Exchange Procedures.  As soon as reasonably practicable, the Parent shall cause the Exchange Agent to mail to each holder of record of a certificate which immediately prior to the Effective Time represented outstanding Common Shares, Series E Shares, and Series G Shares (each, a “Certificate”) (i) a letter of transmittal in customary form and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration Per Common Share, the Merger Consideration Per Series E Share, and the Merger Consideration Per Series G Share  (as the case may be) payable with respect thereto.  Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be paid promptly in exchange therefor cash in an amount equal to the Merger Consideration Per Common Share, the Merger Consideration Per Series E Share, and the Merger Consideration Per Series G Share that such holder has the right to receive pursuant to the provisions of this Article III, and the Certificate so surrendered shall immediately be cancelled.  In the event of a transfer of ownership of Common Shares, Series E Shares and Series G Shares which is not registered in the transfer records of the Company, the Merger Consideration Per Common Share, the Merger Consideration Per Series E Share, or the Merger Consideration Per Series G Share may be paid to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.  Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration Per Common Share, the Merger Consideration Per Series E Share, or the Merger Consideration Per Series G Share, as the case may be, as contemplated by this Section 3.2.

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 (b)           Transfer Books; No Further Ownership Rights in the Outstanding Shares.  At the Effective Time, the stock transfer books of the Company will be closed, and thereafter there will be no further registration of transfers of the Outstanding Common Shares, Outstanding Series E Shares or Outstanding Series G Shares (collectively, the “Outstanding Shares”) on the records of the Company.  From and after the Effective Time, the holders of Certificates evidencing Outstanding Common Shares, Outstanding Series E Shares or Outstanding Series G Shares ease to have any rights with respect to such Outstanding Shares, except as otherwise provided in this Agreement or by applicable law.

(c)           Withholding.  The Parent may deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of any Outstanding Shares such amounts as the Parent is required to deduct and withhold under applicable law with respect to the making of such payment.  To the extent that amounts are so withheld by the Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Outstanding Shares in respect of whom such deduction and withholding was made by the Parent.

Section  3.3                                Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, no Outstanding Shares the holder of which has complied with the applicable provisions of the DGCL as to dissenter's rights ("Dissenting Shares") shall be deemed converted into and to represent the right to receive the Merger Consideration, and the holders of Dissenting Shares, if any, will be entitled to payment, solely from the Surviving Corporation, of the appraised value of such Dissenting Shares, to the extent permitted by and in accordance with the applicable provisions of the DGCL; provided, however, that (a) if any holder of Dissenting Shares shall, under the circumstances permitted by the DGCL, subsequently deliver a written withdrawal of that holder’s demand for appraisal of such Dissenting Shares, or (b) if any holder fails to establish that holder’s entitlement to rights to payment as provided in the applicable provisions of the DGCL, or (c) if neither any holder of Dissenting Shares nor the Surviving Corporation has filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in the applicable provisions of the DGCL, such holder or holders shall forfeit such right to payment  for such Dissenting Shares pursuant to the DGCL, and each such Outstanding Share will not be considered a Dissenting Share but will thereupon be converted into the right to receive the Merger Consideration.

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Section 3.4                                Options. Immediately prior to the Effective Time, each outstanding option to acquire Common Shares  held by any Company employee or by any other person (each, an “Option”) granted or assumed under the 1999 Stock Option/Stock Issuance Plan or the 2007 Equity Incentive Plan (collectively, as amended, the “Stock Plans”), whether or not then exercisable, shall be cancelled by the Company, and the holder thereof shall be entitled to receive as soon as practicable after the Effective Time from the Parent following the Merger in consideration for such cancellation an amount in cash equal to the product of (a) the number of Common Shares previously subject to each such Option and (b) the excess, if any, of the Merger Consideration Per Common Share over the exercise price per Common Share previously subject to such Option (collectively, the “Option Consideration”) (it being understood that if any such exercise price exceeds the Merger Consideration Per Common Share, the amount payable in respect of such Option shall be zero), reduced by the amount of any withholding or other Taxes required by Law to be withheld; it being understood that with respect to an Option held by a person whose employment by the Company was terminated prior to the Effective Time, consideration shall only be paid with respect to the portion of such Option that was outstanding immediately prior to the Effective Time and was vested as of the time such person’s employment relationship with the Company terminated. The Company shall use such procedures as it deems necessary and consistent with the terms of the respective Stock Plan to implement the provisions contemplated herein.  Immediately prior to the Effective Time, the Company shall deposit in a bank account an amount of cash, if any, equal to the Option Consideration for the payment of any options that are eligible for Option Consideration (subject to any applicable withholding Tax), together with instructions that such cash be promptly distributed following the Effective Time to the holders of such options that are eligible for Option Consideration in accordance with this Section 3.4.

Section 3.5                                Warrants.  Each warrant to purchase Common Shares that is outstanding as of the Effective Time (each, a “Warrant”) shall be converted at the Effective Time into the right to receive a cash amount, if any, equal to the Warrant Consideration (as defined below) for each Common Share then subject to such Warrant.  Prior to the Effective Time, the Company shall take all necessary action and timely provide all notices to effect the conversion of such Warrants as contemplated by this Section 3.5.  Promptly following the Effective Time, the Company shall deposit in a bank account an amount of cash, if any, equal to the sum of the aggregate Warrant Consideration for each such Warrant then outstanding (subject to any applicable withholding Tax), together with instructions that such cash be promptly distributed following the Effective Time to the holders of such Warrants in accordance with this Section 3.5.  For purposes of this Agreement, “Warrant Consideration” means, with respect to Common Share issuable under a particular Warrant, an amount equal to the excess, if any, of: (i) the Merger Consideration per Common Share, over (ii) the exercise price payable in respect of such Common Share issuable under such Warrant (it being understood that if the exercise price payable in respect of such Common Share issuable under such Warrant exceeds the Merger Consideration per share, the Warrant Consideration in respect of such Warrants shall be zero).

Section  3.5                                Closing.  The Closing of the transactions contemplated by this Agreement (the "Closing") will take place at the office of the Parent  at 3160 Pinebrook Road, Park City, Utah  84098, at 10:00 a.m., local time, on the later of (a) the date of the shareholders' meeting  or written consent referred to in Section  6.3 or (b) the day on which the conditions set forth in Article VII are satisfied or waived, or at such other date, time, and place as the Parent and the Company agree.  At the Closing, the parties shall take all action and execute and deliver all documents and instruments (including, without limitation, the Certificate of Merger) required to effect the Merger as promptly as possible.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

The Parent and Sub, jointly and severally represent and warrant to the Company as follows:

Section  4.1                                Existence and Corporate Power of the Parent and Sub.  The Parent is a corporation validly existing and in good standing under the law of state of Nevada, and has the corporate power to execute, deliver, and perform its obligations under this Agreement.  The Sub is a corporation validly existing and in good standing under the law of the state of Delaware, and has the corporate power to execute, deliver, and perform its obligations under this Agreement.

Section  4.2                                Authority.    The execution, delivery, and performance of its obligations under this Agreement by each of the Parent and the Sub have been duly authorized by its board of directors, and by the Parent as the sole shareholder of the Sub, and no other corporate proceedings on the part of the Parent or the Sub are necessary to authorize the execution, delivery, or performance of this Agreement.  This Agreement has been duly and validly executed and delivered by each of the Parent and the Sub and constitutes a valid and binding agreement of each of the Parent and the Sub, enforceable against each in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally, or principles governing the availability of equitable remedies.

Section  4.3                                Consents and Approvals; No Violations.  Except for the filing and recordation of a certificate of merger under the DGCL and any filings under applicable securities laws, no filing with, and no permit, authorization, consent, or approval of, any public body or authority is necessary for the consummation by the Parent and the Sub of the transactions contemplated by this Agreement.  Neither the execution and delivery of this Agreement by the Parent or the Sub nor the performance  by the Parent or the Sub of its obligations under this Agreement will (a) conflict with or result in any breach of any provisions of its certificate of incorporation or bylaws, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, any agreement or other instrument to which it is a party or by which it or any of its assets may be bound, or (c) violate any order, writ, injunction, decree, statute, rule, or regulation applicable to it or its assets.

Section 4.4                                Brokers.                      No broker, finder, or financial advisor is entitled to any brokerage, finders, or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent or the Sub.

Section 4.5                                Available Funds.   The Parent shall, when and as required under this Agreement, have access to all the funds necessary to consummate the Merger, pay all Merger Consideration and pay all fees and expenses payable by the Parent or the Sub related to the transactions contemplated by this Agreement.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants as of the date of this Agreement to the Parent and the Sub as follows:

Section  5.1                                Existence and Corporate Power of the Company.  The Company is a corporation validly existing and in good standing under the law of the state of Delaware, and has the corporate power to execute, deliver, and perform its obligations under this Agreement.

Section  5.2                                Authority.    The execution, delivery, and performance of its obligations under this Agreement by the Company have been duly authorized by its board of directors, and, subject to approval by the Company’s shareholders at the meeting referred to in Section 6.3, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery, or performance of this Agreement.  This Agreement has been duly and validly executed and delivered by Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally, or principles governing the availability of equitable remedies.

Section  5.3                                Consents and Approvals; No Violations.  Except for the filing and recordation of a certificate of merger under the DGCL and any filings under applicable securities laws, no filing with, and no permit, authorization, consent, or approval of, any public body or authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement.  Neither the execution and delivery of this Agreement by the Company nor the performance  by the Company of its obligations under this Agreement will (a) conflict with or result in any breach of any provisions of its certificate of incorporation or bylaws, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, any agreement or other instrument to which it or any of its subsidiaries is a party or by which it or any of its subsidiaries or any of their assets may be bound, or (c) violate any order, writ, injunction, decree, statute, rule, or regulation applicable to it or its assets.

Section 5.4                                Capitalization.                                           The authorized and outstanding capital stock of the Company is comprised of (a) 400,000,000 authorized Common Shares, of which 33,200,822 are outstanding, (b) 1,250 authorized Series D Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”), none of which are outstanding, (c) 1,660 authorized Series E Shares, of which 1,657 are outstanding, and (d) 480 authorized Series G Shares, of which 479.9 are outstanding.  Schedule 5.4 lists each of the Company’s outstanding Options and Warrants, including the number of shares issuable upon exercise of each Option and Warrant and the exercise price of each Option and Warrant.  All the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, and nonassessable.  Except for the Series E Shares, the Series G Shares, and as set forth in Schedule 5.4, there are no outstanding options, warrants, agreements, convertible securities, or other commitments pursuant to which the Company is or may become obligated to issue any shares of capital stock or other securities.

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Section 5.5                                No Subsidiaries.                                           Other than as set forth on Schedule 5.5, the Company does not own any shares or other interests of any kind in any other business or entity.  All subsidiaries are wholly owned by the Company and there are no outstanding rights or options to purchase any equity interest in any subsidiary.

Section 5.6      Fairness.                                                      Prior to the Effective Time, the Company expects to receive an opinion of Updata Advisors to the effect that, as of the date of this Agreement, the total consideration to be received for the Outstanding Shares pursuant to this Agreement is fair from a financial point of view.

Section 5.7                                Board Recommendation.                                                      At a meeting duly called and held on August 28, 2008, at which a quorum was present and acting throughout, the board of directors of the Company determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the stockholders, and resolved to recommend that such holders adopt this Agreement and approve the Merger.

Section 5.8                                No Material Change.                                                      Except as set forth in Schedule 5.8, there has been no material adverse change in the business of the Company or its subsidiaries since June 30, 2008, including any material adverse change in the Company’s or its subsidiaries’ relationships with customers or vendors or in the Company’s and its subsidiaries consolidated balance sheet.  As of the date of this Agreement, the Company has not received written or verbal notice from any current customer who accounted for a material amount of the Company’s revenue during the past 12 months  regarding the termination or intention to terminate any contract with the Company.

Section 5.9                                Brokers.                      No broker, finder, or financial advisor is entitled to any brokerage, finder's, or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement, other than the sum of $575,000 due and owing Updata Advisers upon consummation of the Merger.

ARTICLE VI

COVENANTS

Section 6.1                                     Appointment of Chief Executive Officer.

(a)           Concurrent with the execution of this Agreement, the Company shall appoint Fields to serve as the Chief Executive Officer of the Company.  In connection therewith, Fields shall provide to the Company any and all information reasonably requested by the Company in order for the Company to comply with its filing obligations under applicable securities laws, including, but not limited to, completing and executing a directors and officers questionnaire.  Without the express prior approval of the Board of Directors of the Company, prior to the Effective Time, Fields shall have no authority to, and shall not, engage in any of the following actions: (i) execute any checks (except as a co-signor) or authorize any transfer of any funds of the Company; (ii) cause the Company to make, offer or agree to make any loan to any person; (iii) cause the Company to incur or agree to incur any debt except for trade debt in the ordinary course of business consistent with past practice; (iv) sell, offer or agree to sell any assets of the Company except in the ordinary course of business consistent with past practice; or (v) cause the Company to enter into any agreement with Parent or Fields.

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(b)           subject to Section 6.1(a) and the other provisions of this Agreement: (i) Fields and other representatives of Parent as authorized by Fields, shall have full access to all the Company’s facilities and personnel, and (ii) the Company shall promptly furnish Fields and other representatives of Parent as authorized by Fields, all information requested from time to time that is reasonably available to the Company.

Section  6.2                                Prohibitions on Voting of Capital Stock.  Except as contemplated by Section 6.3(b)(i) of this Agreement, prior to the Effective Time, Parent shall not vote any Common Shares, Series E Shares or Series G Shares (or act by written consent in lieu thereof) beneficially owned by it or initiate any Company shareholder action to:

 (a)           amend the certificate of incorporation or by-laws of the Company;

 (b)           split, combine, or reclassify any shares of its outstanding capital stock;

 (c)           issue any shares of its capital stock or any options or other rights to acquire any shares of capital stock;

(d)           amend or waive any provision of the Certificate of Designation of the Series G Shares;

(e)           amend or waive any provision the Certificate of Designation of the Series E Shares;

(f)           designate or authorize the issuance of any new class or series of capital;

(g)           adopt a plan or agreement of liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(h)           remove any director of the Company or increase or decrease the size of the Company’s Board of Director;

(i)           take any action that could reasonably be expected to, directly or indirectly prevent or materially impair or delay the consummation of the transactions contemplated hereby;

(j)           authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions; or

(k) authorize the payment of any dividend or distribution to stockholders.

Section 6.3                                Shareholder Approval

(a)           Subject to Section 6.9 of this Agreement, the Board of Directors of the Company, as soon as practicable in accordance with applicable law and its certificate of incorporation and by-laws shall:

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(i)           submit for approval and adoption by the Company’s shareholders at a meeting of its shareholders held for such purpose (or by written consent in lieu thereof) this Agreement and the Merger and shall use its best efforts to obtain such approval; and

(ii)           recommend approval and adoption of this Agreement and the Merger by the Company’s shareholders and take all lawful action to solicit such approval.

(b)           Until such time as the Board of Directors withdraws its recommendation to approve the Merger, the Parent shall, and shall cause its controlled affiliates to (i) vote all Common Shares, Series E Shares or Series G Shares beneficially owned by them in favor of this Agreement and the Merger at the meeting or by written consent contemplated by clause (a)(i) above, vote against any proposal inconsistent with the foregoing, and take all other action reasonably effect the purposes of this Section 6.3, and (ii) not sell, transfer, or otherwise dispose of, or grant or issue any option, warrant or other right to purchase, or hypothecate, pledge, or give a proxy or right to vote with respect to, any Common Shares, Series E Shares or Series G Shares.

Section 6.4                                SEC Filings.  As promptly as practicable after the execution of this Agreement, the Company, in cooperation with the Parent, shall prepare and file with the SEC a Proxy Statement and if required a Schedule 13E-3.  Parent and Sub, as the case may be, shall furnish all information concerning Parent and Sub (and their respective Affiliates, if applicable), as is required to be included in the Proxy Statement or Schedule 13E-3 that is customarily included in such filings in connection with the preparation and filing with the SEC of such filings.  The Company or the Parent shall notify the other party promptly upon the receipt of any comments or requests from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement, Schedule 13E-3 or any other filing with the SEC related to the Merger or Parent’s purchase of the Privately Purchased Shares and shall supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to such filings.  The parties shall reasonably cooperate with and assist each other in responding to any comments and providing any additional or revised disclosure.  The Parent shall cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 6.4 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder.  Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or any other filings with the SEC, the Parent or the Company, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement.  If Parent or Sub or any of their respective affiliates is required to file any report, schedule, form or other document with the SEC in connection with the transactions contemplate by this Agreement, including its purchase of certain Common Shares, Series G Shares and Series E Shares, Parent, Sub and their respective affiliates, if applicable, such person shall promptly prepare and file with the SEC such required report, schedule, form or other document, including any and all required exhibits or amendments, within the time period required by, and in accordance with, applicable law and the rules of the SEC.

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Section  65                                Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and disbursements of counsel, financial advisors, and accountants, will be paid by the party incurring such costs and expenses.

Section 6.6                                Severance Agreements.  The Parent agrees and acknowledges the existence of certain severance agreements by and between the Company and certain of its officers, as set forth in Schedule 6.6 attached hereto, which agreements may require certain payments by the Company upon consummation of the Merger.

Section  6.7                                Additional Agreements.  Each party agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents, and approvals and to effect all necessary registrations and filings.

Section 6.8                                Availability of Funds.                                                       Prior to the execution of this Agreement, Parent has delivered to the Company a comfort letter to the effect that, when and as required under this Agreement, it shall have available or have access to funds sufficient to perform its obligations under this Agreement, including the consummation of the Merger.  On or before the date that the definitive proxy statement to approve the Merger is mailed to the Company’s shareholders (the “Escrow Funding Date”), Parent shall place $2,500,000 (which shall not be funded by or collateralized with, in whole or in part, any assets of the Company) (the “Escrow Amount”) into an escrow account at the Silicon Valley Bank (the “Escrow Account”) pursuant to an escrow agreement with terms that are standard and customary for transactions of this kind, which funds shall be used to partially fund the Exchange Fund or satisfy the Parent’s obligations under Section 8.2(a) or (b).  On or before two (2) business days prior to the Escrow Funding Date, the Company shall provide written notice to Parent setting forth the Escrow Funding Date.

The balance of the funds required to complete the Merger and pay the Merger Consideration shall be deposited by Parent into the Escrow Account at least one (1) business day prior to the date of the Company’s shareholders’ meeting and shall not be funded by or collateralized with, in whole or in part, any assets of the Company.

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Section 6.9                                Fiduciary Out.  Nothing in this Agreement shall prohibit the Company (either directly or indirectly through advisors, agents or intermediaries) from (i) furnishing information pursuant to an appropriate confidentiality letter concerning the Company and its businesses, properties or assets to a third party who has made a bona fide Alternative Transaction Proposal, (ii) engaging in discussions or negotiations with any such third party who has made a bona fide Alternative Transaction Proposal, (iii) following receipt of a bona fide Alternative Transaction Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Securities Exchange Act of 1934, as amended, or otherwise making a disclosure to stockholders, and/or (iv) following receipt of a bona fide Alternative Transaction Proposal, failing to make or withdrawing or modifying its recommendation that the stockholders of the Company approve the Merger, in each case referred to in the foregoing clauses (i)-(iv), to the extent the Board of Directors of the Company shall have concluded that such action or actions are required to satisfy its fiduciary duties to the Company and its stockholders under applicable Delaware Law.  For the purpose of this Agreement,  “Alternative Transaction Proposal” means any offer or proposal for any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (i) (A) any merger, arrangement, consolidation, share exchange, business combination, recapitalization, tender offer, exchange offer or other similar transaction involving any of the Company or its Subsidiaries, (B) any transaction in which a person or group of persons directly or indirectly acquires beneficial ownership of securities representing more than 20% of the outstanding voting securities of any of the Company or its Subsidiaries, or (C) any transaction in which any of the Company or its Subsidiaries issues securities representing more than 20% of the outstanding voting securities of any of the Company or its Subsidiaries; (ii) any sale, lease, exchange, transfer, license, or disposition of any business or businesses or assets that constitute or account for 10% or more of the consolidated net revenues, net income or assets of any of the Company or its Subsidiaries; or (iii) any liquidation or dissolution of any of the Company or its Subsidiaries.  Notwithstanding anything to the contrary in this Agreement (i) the Company shall not, and shall not authorize any person or entity acting on its behalf, to solicit an Alternative Transaction Proposal, (ii) if the Company receives an Alternative Transaction Proposal, the Company shall promptly notify the Parent in writing of that fact and furnish the Parent copies of all written documents including or incidental to  the Alternative Transaction Proposal subject to any confidentiality restrictions in such proposal, (iii) the Company shall afford the Parent not fewer than five (5) business days to respond to the Alternative Transaction Proposal, and (iv) if the Company terminates this Agreement pursuant to Section 8.1(e), the Company shall immediately pay the Parent $250,000 and notwithstanding anything to the contrary contained herein, such amount shall be the Parent’s sole and exclusive remedy.  The parties further agree that the forgoing payment shall be as liquidated damages and not as a penalty, that actual damages resulting to Parent from Company’s termination of this Agreement would be difficult or impossible to measure, and that the forgoing payment is a reasonable estimate of what those damages would be.

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Section 6.10                                Confidentiality.  Each party shall hold, and shall cause its respective affiliates and representatives to hold, all Confidential Information made available to it in connection with the Merger in strict confidence, shall not use such information except for the sole purpose of completing the transaction contemplated hereby or serving as the CEO of the Company, and shall not disseminate or disclose any of such information other than to its directors, officers, managers, employees, shareholders, interest holders, affiliates, agents and representatives, as applicable, who need to know such information for the sole purpose of completing the transaction contemplated hereby (each of whom shall be informed in writing by the disclosing party of the confidential nature of such information and directed by such party in writing to treat such information confidentially).  If this Agreement is terminated, each party shall immediately return to the other party all such information, all copies thereof and all information prepared by the receiving party based upon the same. The above limitations on use, dissemination and disclosure shall not apply to Confidential Information that (i) is learned by the disclosing party from a third party entitled to disclose it; (ii) becomes known publicly other than through the disclosing party or any third party who received the same from the disclosing party, provided that the disclosing party had no knowledge that the disclosing party was subject to an obligation of confidentiality; (iii) is required by law or court order to be disclosed by the parties; or (iv) is disclosed with the express prior written consent thereto of the other party.  The parties shall undertake all necessary steps to ensure that the secrecy and confidentiality of such information will be maintained in accordance with the provisions of this subsection (a).  Notwithstanding anything contained herein to the contrary, in the event a party is required by court order or subpoena to disclose information which is otherwise deemed to be confidential or subject to the confidentiality obligations hereunder, prior to such disclosure, the disclosing party shall:  (i) promptly notify the non-disclosing party and, if having received a court order or subpoena, deliver a copy of the same to the non-disclosing party; (ii) cooperate with the non-disclosing party, at the expense of the non-disclosing party, in obtaining a protective or similar order with respect to such information; and (iii) provide only that amount of information as the disclosing party is advised by its counsel is necessary to strictly comply with such court order or subpoena.  For the purposes of this Agreement, the term “Confidential Information” shall mean the existence and contents of this Agreement and the schedules and exhibits hereto, and all proprietary technical, economic, operational, financial and/or business information or material of one party that, prior to or following the Closing Date, has been disclosed by the Parent, Sub or Fields, on the one hand, or the Company, on the other hand, in written, oral (including by recording), electronic, or visual form to, or otherwise has come into the possession of, the other.

ARTICLE VII

CONDITIONS TO CLOSING

(a)           The respective obligations of each party to effect the Closing will be subject to the satisfaction at or prior to the Closing of the following conditions:

(i)           this Agreement, the Merger, and the transactions contemplated by this Agreement shall have been approved and adopted by the requisite vote of the shareholders of the Company in accordance with applicable law;

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(ii)           no preliminary or permanent injunction or other order by any federal or state court in the United States that prohibits the consummation of the Merger shall have been issued and remains in effect; and

(b)           The obligation of the Company to effect the Closing will be subject to the satisfaction at or prior to the Closing of the following condition:  each of the Parent, Sub and Fields has performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Effective Time; and the Company shall have received a certificate signed by Fields and on behalf of the Parent and Sub by an authorized executive officer to the effect that it has complied with all covenants and agreements on the part of the Parent, Sub or Fields set forth in this Agreement.

ARTICLE VIII

TERMINATION

Section  8.1                                Termination.  This Agreement may be terminated at any time prior to the Closing, whether before or after approval by the shareholders of the Company:

(a)           by mutual consent of the Parent and the Company;

(b)           by the Parent or the Company, if the Closing shall not have been consummated on or before March 31, 2009 (the “Termination Date”); provided, however, if the definitive proxy statement has not been mailed to the Company’s shareholders by February 14, 2009, the Termination Date shall be extended until the date that is forty five (45) days after the date the definitive proxy statement is mailed;

(c)           by the Company or the Parent, if either of the conditions specified in Article VII Section (a) has not been fulfilled or waived by the other party on or before the Termination Date;

(d)           by the Company, if there has been a breach of Section 6.8, Section 6.1(a)(ii), (iii), (iv) or (v), or a material breach of or failure to perform any other material representation, warranty, covenant or agreement on the part of the Parent, Sub or Fields set forth in this Agreement, and such breach is not cured promptly after notice thereof to the Parent by the Company.  For the avoidance of doubt, there shall be no cure period for any breach of Sections 6.8, Section 6.1(a)(ii), (iii), (iv) or (v); or

(e)           by the Company, if the Board of Directors of the Company  concludes in good faith that in order to satisfy its fiduciary duties under applicable Delaware Law, such Board of Directors must not make or must withdraw its recommendation that the stockholders of the Company approve the Merger.

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Section 8.2                                Effect of Termination.

(a)           In the event of a termination of this Agreement under Section 8.1(d) as a result of a breach of this Agreement by Parent, Sub or Fields (each a “Parent Breach”) and such breach occurs before the Escrow Funding Date or at a time when the full amount of the Escrow Amount has not been deposited into the Escrow Account: (i) all funds in the Escrow Account shall be delivered to and become the property of the Company, and (ii) the Company shall have the right to purchase from the Parent, and the Parent shall have the obligation to sell to the Company (the “Option”), the Privately Purchased Shares at a purchase per price of $.001 per share (the “Exercise Price”) which shall be exercised as follows:  In the event of a Parent Breach, the Company shall deliver to Parent a written notice of exercise (“Option Notice”), together with the full payment of the Exercise Price in cash or immediately available funds and the Company shall immediately cancel and retire the Privately Purchased Shares subject to the Option. Within ten (10) days from the date of the Option Notice, Parent shall deliver to the Company certificates duly endorsed in blank evidencing the Privately Purchased Shares subject to the Option free of all liens and encumbrances of every nature and the Company.  The Parent shall not assign, sell, hypothecate or otherwise transfer the Privately Purchased Shares until such time as the Merger is consummated under this Agreement.

(b)           In the event of a termination of this Agreement under Section 8.1(d) as a result of a Parent Breach and such breach occurs after a time when the full amount of the Escrow Amount has been deposited into the Escrow Account: (i) the Escrow Amount shall be delivered to and become the property of the Company, and (ii) the Company shall have the right to purchase from the Parent, and the Parent shall have the obligation to sell to the Company, fifty percent (50%) of the Privately Purchased Shares at the Exercise Price which shall be exercised as follows:  In the event of a Parent Breach, the Company shall deliver to Parent an Option Notice, together with the full payment of the Exercise Price in cash or immediately available funds and the Company shall immediately cancel and retire the Privately Purchased Shares subject to the Option. Within ten (10) days from the date of the Option Notice, Parent shall deliver to the Company certificates duly endorsed in blank evidencing the Privately Purchased Shares subject to the Option free of all liens and encumbrances of every nature.

(c) The parties further agree that payment of the Escrow Fund, or such lesser amount as may be in the Escrow Account, to Company and exercise of the Option by Company under Section 8.2(a) or (b) shall be as liquidated damages and not as a penalty, that actual damages resulting to Company from Parent's breach of this Agreement would be difficult or impossible to measure, and that the Escrow Fund (or such lesser amount as may be in the Escrow Account) and Option are a reasonable estimate of what those damages would be.  Parent shall deliver the Escrow Fund (or such lesser amount as may be in the Escrow Account) and the Privately Purchased Shares to Company promptly upon receiving written notice from Company that Parent is in default beyond the applicable cure period, if any, that the provisions of Section 8.2(a) or (b) apply, and that Company has elected to receive the Escrow Fund (or such lesser amount as may be in the Escrow Account) and the Privately Purchase Shares hereunder.

(d)  The parties agree and acknowledge that the terms and conditions set forth in this Section 8.2 are in addition to any other remedies available to the Company, at law or in equity, in the event of a termination of this Agreement caused by a Parent Breach.

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ARTICLE IX

INDEMNIFICATION

9.1           Commencing at the Effective Time and ending six (6) years after the Effective Time, the Certificate of Incorporation and By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company than are presently set forth in the Certificate of Incorporation and By-laws of the Company.

9.2           Subject to the next sentence, the Surviving Corporation shall provide at no expense to the beneficiaries, and maintain in effect for six (6) years from the Effective Time directors’ and officers’ liability insurance with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) covering the directors and officers of the Company (the “Indemnified Parties”) currently covered by the Company’s directors’ and officers’ liability insurance policy on terms and conditions reasonably agreed to by the Continuing Directors, so long as the annual premium therefor would not be in excess of  100% of the last aggregate annual premium paid prior to the Effective Time (such 100%, the “Maximum Premium”).  If the annual premium for such new insurance coverage exceeds the Maximum Premium, the Surviving Corporation shall obtain as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than the Company’s existing directors’ and officers’ liability insurance.

9.3            The provisions of this Article IX are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by law, charter, statute, by-law or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the former and current officers and directors of the Company, their heirs and their representatives.

9.4            The Parent and the Surviving Corporation shall jointly and severally indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or an officer of the Company (the “Indemnified Parties”) to the fullest extent permitted by the DGCL from and against all liabilities, costs, expenses and claims (including without limitation reasonable legal fees and disbursements, which shall be paid, reimbursed or advanced by the Parent or Surviving Corporation in a manner consistent with applicable provisions of the Company’s certificate of incorporation as in effect on the date hereof) arising out of the actions taken in performance of their duties as directors or officers of the Company whether asserted or claimed prior to, at or after the Effective Time; provided, however, neither the Parent nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party if the indemnification of such Indemnified Party in the manner contemplated hereby is determined pursuant to a final non-appealable judgment rendered by a court of competent jurisdiction to be prohibited by applicable law.

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9.5            The Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Article IX in connection with the enforcement of their rights provided in this Article IX.

ARTICLE X

GENERAL PROVISIONS

Section 10.1                                Notices.                      All notices, requests, consents, and other communications provided for in this Agreement shall be in writing and shall be (a) delivered in person, (b) transmitted by telecopy, (c) sent by first-class, registered or certified mail, postage prepaid, or (d) sent by reputable overnight courier service, fees prepaid, to the recipient at the address or telecopy number set forth below, or such other address or telecopy number as may hereafter be designated in writing by such recipient.  Notices shall be deemed given upon personal delivery, seven days following deposit in the mail as set forth above, upon acknowledgment by the receiving telecopier or one day following deposit with an overnight courier service.

If to the Company, to it at:

Prescient Applied Intelligence, Inc.
1247 Ward Avenue
West Chester, Pennsylvania, 19380
Attn:                      Daniel W. Rumsey
Telecopy: 310-242-6129

with a copy to:

Fox Rothschild LLP
997 Lenox Drive, 3rd Floor
Lawrenceville, New Jersey 08648
Attn: Vincent A. Vietti
Telecopy:  (609) 896-1469

If to the Fields, Parent or the Sub, to each at:

Park City Group, Inc.
3160 Pinebrook Road
Park City, Utah  84098
Facsimile:  (435) 645-2010

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with a copy to:

Edward W. Kerson, Esq.
80 University Place
Third Floor
New York, NY  10003
Facsimile:  (212) 675-5794

Section  10.2                                Amendment and Waiver.                                                      No amendment of any provision of this Agreement shall be effective, unless it is in writing and signed by the party to be charged.  Any failure of a party to comply with any provision of this Agreement may only be waived in writing by the parties affected.  No such waiver shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  No failure by any party to take any action against any breach of this Agreement or default by any other party shall constitute a waiver of that party's right to enforce any provision of this Agreement or to take any such action.

Section 10.3                                Counterparts.                                This Agreement may be executed in counterparts and delivered by facsimile, each of which shall be deemed an original, but all of which together shall constitute one Agreement.

Section 10.4                                Headings.                                The headings of the various Sections of this Agreement have been inserted for reference only and shall not be deemed part of this Agreement.

Section 10.5                                Governing Law.                                           This Agreement shall be governed by and construed in accordance with the law of the state of Delaware applicable to agreements made and to be performed wholly in Delaware.  Each of the parties to this Agreement (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court.  Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.

Section 10.6                                Severability.                                If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the Agreement shall remain in full force and effect and shall not be affected, impaired, or invalidated.

Section 10.7    Remedies.  Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

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Section 10.8                                Entire Agreement.                                           This Agreement constitutes the entire Agreement among the parties with respect to their subject matter and supersedes all prior arrangements or understandings among them.

[Remainder of Page Intentionally Left Blank]

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PARK CITY GROUP, INC.

 By: /s/Randy Fields___________________
      Name:  Randy Fields
      Title:  President and CEO

           PAAI TRANSITORY SUB, INC.

 By: /s/ Randy Fields__________________
      Name:  Randy Fields
                                                                      Title:  President and CEO

PRESCIENT APPLIED INTELLIGENCE, INC.

By: /s/ Daniel W. Rumsey_____________
     Name:  Daniel W. Rumsey
     Title:  Chairman of the Board

RANDY FIELDS

/s/ Randy Fields____________________

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